Exhibit 12.1

NASH FINCH-COMPANY AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended										Twelve Weeks Ended
	December 30, 2000		December 29, 2001		December 28, 2002		January 3, 2004		January 1, 2005		March 26, 2005
Fixed Charges:
Interest expense on indebtedness	$34,444		$34,303		$29,490		$33,869		$25,798		$3,764
Rent expense (1/3 of total rent expense)	8,405		8,803		8,595		9,838		9,901		2,290

Total Fixed Charges	$42,849		$43,106		$38,085		$43,707		$35,699		$6,054

Earnings:
Income before provision for income taxes	$27,499		$36,292		$50,132		$51,933		$19,199		$11,361

Fixed charges	42,849		43,106		38,085		43,707		35,699		6,054

Total earnings	$70,348		$79,398		$88,217		$95,640		$54,898		$17,415

Ratio of earnings to fixed charges	1.64	x	1.84	x	2.32	x	2.19	x	1.54	x	2.88	x